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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)
☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2003
OR
☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the transition period from to
Commission file number 1-8993
A.
Full title of the plan and the address of the plan, if different from that of the issuer named below:

ONEBEACON INSURANCE SAVINGS PLAN

B.
Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WHITE MOUNTAINS INSURANCE GROUP, LTD.
80 South Main Street
Hanover, NH 03755
(603) 640-2200

REQUIRED INFORMATION

        The following Financial Statements and Schedule for the Plan and a Written Consent of Independent Registered Public Accounting Firm are filed with, and included in, this Report as Exhibits 99(a) and 99(b) hereto, respectively, as detailed below:

  99(a)
  Financial Statements and Schedule for the Plan consisting of:

  1.
  Report of Independent Registered Public Accounting Firm;

  2.
  Statements of Net Assets Available for Benefits as of December 31, 2003 and 2002;

  3.
  Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2003 and 2002;

  4.
  Notes to Financial Statements;

  5.
  Schedule of Assets Held at End of Year as of December 31, 2003;

  99(b)
  Consent of Independent Registered Public Accounting Firm

SIGNATURES

        THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

ONEBEACON INSURANCE SAVINGS PLAN (the "Plan")
Date: June 28, 2004	By:	/s/ THOMAS N. SCHMITT Senior Vice President, Human Resources (the Plan Administrator) and Member of the Benefits Committee

EXHIBIT INDEX

Exhibit	Description
99(a)	Financial statements for the Plan consisting of:
	6.	Report of Independent Registered Public Accounting Firm;
	7.	Statements of Net Assets Available for Benefits as of December 31, 2003 and 2002;
	8.	Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2003 and 2002;
	9.	Notes to Financial Statements;
	10.	Schedule of Assets Held at End of Year as of December 31, 2003;
99(b)	Consent of Independent Registered Public Accounting Firm.

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REQUIRED INFORMATION
SIGNATURES
EXHIBIT INDEX